Form 15—Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

Commission file number 333-115716-01

NAVISTAR FINANCIAL 2005-A Owner Trust
(Exact name of registrant as specified in its charter)

Delaware		51-0337491
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

425 N. Martingale Road, Schaumburg, IL 60173
(Address of principal executive offices, Zip Code)

Registrant’s telephone number, including area code (630) 753-4000

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X next to the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[ X ] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d -6	[ ] [ ] [ ] [ ] [ ]
Approximate number of holders of record as of the certification or notice date: 92

Date: November 30, 2005	By: /s/	JOHN V. MULVANEY, SR.
John V. Mulvaney, Sr.
Vice President and Controller
(Principal Accounting Officer)